HF Financial Corp.
225 S. Main Avenue
Sioux Falls, SD  57104

October 5, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549-3628

Attention:  Peggy Kim, Special Counsel, Office of Mergers & Acquisitions

Re:                             HF Financial Corp.
Soliciting Material filed under Rule 14a-12
Filed September 30, 2011
File No. 033-44383

Ladies and Gentlemen:

On behalf of HF Financial Corp. (the “Company”), we are responding to the letter from Peggy Kim dated October 3, 2011.  Our responses follow the comments included in such letter, which are presented in boldface type.

Soliciting Material filed under Rule 14a-12

1.              We note that “the board, in consultation with outside counsel, has determined that PL Capital Group’s proxy solicitation and other recent actions are in violation of the federal banking requirements because PL Capital Group has failed to obtain the required prior regulatory approval under the Federal Reserve Board’s control regulations.”  Please avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Disclose the factual foundation for such assertions or delete the statements in future solicitations.  In this regard, note that the factual foundation for such assertions must be reasonable.  Refer to Rule 14a-9.  Please disclose whether the final determination will be made by the Federal Reserve Board or some other party.

We acknowledge that note (b) to Exchange Act Rule 14a-9 requires the inclusion of factual foundation for statements regarding illegal conduct.  We had sought to achieve compliance with such note by including the following statement in our release:  “PL Capital Group has failed to obtain the required prior regulatory approval under the Federal Reserve Board’s control regulations.”  However, pursuant to the staff’s request, we will include additional factual support for our assertion in the filing of our Preliminary Schedule 14A (“PRE

14A”), which we expect to make on or about October 14, 2011.  In particular, we envision including substantially the following factual support in our PRE 14A:

“PL Capital Group’s recent actions, including mounting a proxy contest to vote two of its nominees onto the Company’s board of directors, demanding various results or change in the executive management and policies of the Company, demanding to have its nominees placed on various board committees of the Company and its subsidiary, Home Federal Bank, owning in excess of 5% of the Company’s common stock, and other actions that have the intent and effect of exerting a controlling influence over the management and policies of the Company are inconsistent with the Federal Reserve Board’s established rules and guidance on permissible passive investments that are exempt from the Federal Reserve Board’s control rules.  We are currently in consultation with the Federal Reserve Board on these issues.”

We do not presently intend to file any other additional soliciting material under Exchange Act Rule 14a-12 prior to the filing of our PRE 14A.  Further, we will again disclose that we must await a final determination from the Federal Reserve Board (“FRB”) in our PRE 14A.

Supplemental Information

We further wish to advise the staff that we did not make the allegation that the conduct by PL Capital Group (“PL”) was illegal without careful consideration.  As we disclosed in our Form 10-K for the most recently completed fiscal year, federal banking laws, which recently became applicable to our company through operation of the Dodd-Frank Wall Street Reform and Consumer Protection Act, require that appropriate regulatory approvals be obtained before an individual or company may take actions to “control” a bank or savings association.  In particular, pursuant to FRB Regulation LL and related interpretations, investors seeking to be free from regulation and oversight as a savings and loan holding company are limited in their involvement and influence over the management and policies of a savings and loan holding company and its subsidiaries.

To comply with federal banking law in this regulatory context, we made formal submission to the FRB, participated in a briefing with senior FRB counsel, and have had follow-up conferences with senior FRB counsel.  Based upon a September 13, 2011 meeting with senior FRB counsel, we confirmed (1) that PL’s actions were inconsistent with FRB guidance on non-controlling or passive investments, particularly the FRB’s 2008 Policy Statement and standard form of passivity agreement, (2) that publicly opposing PL’s actions, including stating that such actions were in violation of federal banking law, was appropriate, and (3) that senior FRB counsel will officially reply to our formal submission as soon as possible.

It is in this context, following several public filings by PL regarding its nominees, that we felt we needed to act and we believe we did so thoughtfully and in full compliance with federal banking law and federal securities law.  Nevertheless, we will add additional factual support for our assertions in our PRE 14A.

Certain Information Concerning Participants

2.              We note you indicate that a description of direct and indirect interests will be contained in disclosure documents to be filed later.  Please note that although participants relying upon Rule 14a-12 may refer to participant information provided in another filed document, the information must be available, current, and on file for review by security holders at the time the Rule 14a-12 materials are made publicly available.  Participants may not refer to participant information to be provided at some future time such as the proxy statement.  Refer to Rule 14a-12(a)(1)(i) and Exchange Act Release No. 42055, October 22, 1999, at Section II.C.1.b.  In future filings, please revise to describe any direct or indirect interests.

We wish to advise the staff that the participant information reported in the previously filed documents that were cited in our release are available, current and on file.  Although we voluntarily noted that “more current” information would be available in our PRE 14A, we did not mean to create the inference that the presently available information is not current.  We acknowledge the potential confusion associated with the use of the word “more.”

As noted in response to Comment 1, we do not presently intend to file any other additional soliciting material under Exchange Act Rule 14a-12 prior to the filing of our PRE 14A.  Rather than citing to the proxy materials from our 2010 annual meeting of shareholders and subsequent Section 16 reports, we will instead summarize and present all such currently available information in our PRE 14A and, thereafter, in our Definitive Schedule 14A.  Any future filings we make regarding this proxy solicitation will, therefore, refer readers to the participant information set forth in our proxy materials for our 2011 annual meeting of shareholders.

The Company acknowledges that:

•       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (605) 333-7544 or Joseph T. Kinning or Brett D. Anderson of Briggs and Morgan, P.A., our outside counsel, at (612) 977-8400.

Very truly yours,

HF Financial Corp.

/s/ Brent R. Olthoff
Brent R. Olthoff
Senior Vice President, Chief Financial Officer and Treasurer

cc: Joseph T. Kinning, Esq.
Brett D. Anderson, Esq.